SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
 ______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
 Securities Exchange Act of 1934

For the month of October 2017

Commission File Number: 001-36349

 MediWound Ltd.
(Translation of registrant’s name into English)

42 Hayarkon Street
Yavne, 8122745 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

EXPLANATORY NOTE

On October 25, 2017, MediWound Ltd. (the “Company”) issued a press release entitled “MediWound Appoints Mr. Stephen T. Wills as Chairman to its Board of Directors.” A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

Furthermore, on October 24, 2017, Mr. Assaf Segal was appointed to the Company’s board of directors, effective as of October 24, 2017, to serve until the 2018 annual meeting of shareholders. Mr. Segal is currently the Chief Financial Officer at Clal Biotechnology Industries, one of Israel’s leading investment companies with a portfolio of investments in biotechnology companies in Israel and the U.S.  Before joining Clal Biotechnology in 2015, Mr. Segal was a Partner at Variance Economic Consulting for 11 years.  He also has experience in corporate finance at Kesselman Corporate Finance-PricewaterhouseCoopers and served as the Head of Economic Department of the North American Division at Amdocs.  Mr. Segal received his Master in Business Administration in Finance & Information Systems and a B.A. in Economics and Statistics from The Hebrew University in Jerusalem, Israel.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIWOUND LTD.
Date: October 25, 2017	By:	/s/ Sharon Malka
Name: Sharon Malka
Title: Chief Financial and Operations Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated October 25, 2017 titled “MediWound Appoints Mr. Stephen T. Wills as Chairman to its Board of Directors.